                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 3)*

                    OLYMPIC CASCADE FINANCIAL CORPORATION
                               (Name of Issuer)

                                 COMMON STOCK
                        (Title of Class of Securities)

                                  68158N106
                                (CUSIP Number)

                             TRIAGE PARTNERS LLC
                               MARTIN S. SANDS
                               STEVEN B. SANDS
                          90 PARK AVENUE, 39TH FLOOR
                           NEW YORK, NEW YORK 10016
                                (212) 697-5200
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                              SEPTEMBER 30, 2002
           (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13G
                               (AMENDMENT NO.3)

CUSIP NO. 68158N106

-------------------------------------------------------------------------------
1     | NAME OF REPORTING PERSON
      | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      | TRIAGE PARTNERS LLC
------|------------------------------------------------------------------------
2     | CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
      |
      | (a)
      | (b) X*
------|------------------------------------------------------------------------
3     | SEC USE ONLY
      |
------|------------------------------------------------------------------------
4     | SOURCE OF FUNDS
      |
      | WC
------|------------------------------------------------------------------------
5     | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT
      | TO ITEMS 2(d) or 2(e)
      |
------|------------------------------------------------------------------------
6     | CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      | NEW YORK
-------------------------------------------------------------------------------
                 |7        | SOLE VOTING POWER
NUMBER OF        |         |
SHARES           |         | 1,083,859**
BENEFICIALLY     |---------|---------------------------------------------------
OWNED BY         |8        | SHARED VOTING POWER
EACH             |         |
REPORTING        |         | 0
PERSON           |---------|---------------------------------------------------
WITH             |9        | SOLE DISPOSITIVE POWER
                 |         |
                 |         | 809,199**
                 |---------|---------------------------------------------------
                 |10       | SHARED DISPOSITIVE POWER
                 |         |
                 |         | 0
-------------------------------------------------------------------------------
11    | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      |
      | 1,083,859**
------|------------------------------------------------------------------------
12    | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      | SHARES
      |
------|------------------------------------------------------------------------
13    | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      |
      | 38.7%***
------|------------------------------------------------------------------------
14    | TYPE OF REPORTING PERSON
      |
      | OO
-------------------------------------------------------------------------------

* The reporting person expressly disclaims (i) the existence of any group and
(ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** This amount includes 524,199 shares of Common Stock issuable upon conversion of the Company's Series A Convertible Preferred Stock (the "Preferred Stock").

*** Calculated after including the above referenced shares of Common Stock issuable upon conversion of the Preferred Stock in the numerator and the denominator.

                                 SCHEDULE 13G
                               (AMENDMENT NO.3)

CUSIP NO. 68158N106

-------------------------------------------------------------------------------
1     | NAME OF REPORTING PERSON
      | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      | MARTIN S. SANDS
------|------------------------------------------------------------------------
2     | CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
      |
      |                                                                                                      (a)
      | (a)
      | (b) X*
------|------------------------------------------------------------------------
3     | SEC USE ONLY
      |
------|------------------------------------------------------------------------
4     | SOURCE OF FUNDS
      |
      | AF
------|------------------------------------------------------------------------
5     | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT
      | TO ITEMS 2(d) or 2(e)
      |
      | X
------|------------------------------------------------------------------------
6     | CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      | USA
-------------------------------------------------------------------------------
                 |7        | SOLE VOTING POWER
NUMBER OF        |         |
SHARES           |         | 0
BENEFICIALLY     |---------|---------------------------------------------------
OWNED BY         |8        | SHARED VOTING POWER
EACH             |         |
REPORTING        |         | 1,083,859**
PERSON           |---------|---------------------------------------------------
WITH             |9        | SOLE DISPOSITIVE POWER
                 |         |
                 |         | 0
                 |---------|---------------------------------------------------
                 |10       | SHARED DISPOSITIVE POWER
                 |         |
                 |         | 809,199**
-------------------------------------------------------------------------------
11    | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      |
      | 1,083,859**
------|------------------------------------------------------------------------
12    | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      | SHARES
      |
------|------------------------------------------------------------------------
13    | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      |
      | 38.7%***
------|------------------------------------------------------------------------
14    | TYPE OF REPORTING PERSON
      |
      | IN
-------------------------------------------------------------------------------

* The reporting person expressly disclaims (i) the existence of any group and
(ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** This amount includes 524,199 shares of Common Stock issuable upon conversion of the Company's Series A Convertible Preferred Stock (the "Preferred Stock").


*** Calculated after including the above referenced shares of Common Stock issuable upon conversion of the Preferred Stock in the numerator and the denominator.

                                 SCHEDULE 13G
                               (AMENDMENT NO.3)

CUSIP NO. 68158N106

-------------------------------------------------------------------------------
1     | NAME OF REPORTING PERSON
      | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      | STEVEN B. SANDS
------|------------------------------------------------------------------------
2     | CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
      |
      | (a)
      | (b) X*
      |
------|------------------------------------------------------------------------
3     | SEC USE ONLY
      |
------|------------------------------------------------------------------------
4     | SOURCE OF FUNDS
      |
      | AF
------|------------------------------------------------------------------------
5     | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT
      | TO ITEMS 2(d) or 2(e)
      |
      |
------|------------------------------------------------------------------------
6     | CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      | USA
-------------------------------------------------------------------------------
                 |7        | SOLE VOTING POWER
NUMBER OF        |         |
SHARES           |         | 0
BENEFICIALLY     |---------|---------------------------------------------------
OWNED BY         |8        | SHARED VOTING POWER
EACH             |         |
REPORTING        |         | 1,083,859**
PERSON           |---------|---------------------------------------------------
WITH             |9        | SOLE DISPOSITIVE POWER
                 |         |
                 |         | 0
                 |---------|---------------------------------------------------
                 |10       | 809,199**
-------------------------------------------------------------------------------
11    | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      |
      | 1,083,859**
------|------------------------------------------------------------------------
12    | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      | SHARES
      |
------|------------------------------------------------------------------------
13    | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      |
      | 38.7%***
------|------------------------------------------------------------------------
14    | TYPE OF REPORTING PERSON
      |
      | IN
-------------------------------------------------------------------------------

*The reporting person expressly disclaims (i) the existence of any group and
(ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** This amount includes 524,199 shares of Common Stock issuable upon conversion of the Company's Series A Convertible Preferred Stock (the "Preferred Stock").

*** Calculated after including the above referenced shares of Common Stock issuable upon conversion of the Preferred Stock in the numerator and the denominator.

                                 SCHEDULE 13D
                              (AMENDMENT NO. 3)

ITEM 1(a).                 NAME OF ISSUER:

                           Olympic Cascade Financial Corporation

ITEM 1(b).                 ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                           875 North Michigan Avenue, Suite 1560, Chicago, IL 60611

ITEM 2(a) AND (b).         NAME OF PERSON FILING AND ADDRESS OF PRINCIPAL
                           BUSINESS OR OFFICE OR, IF NONE, RESIDENCE:

                           Triage Partners LLC
                           90 Park Avenue, 39th Floor, New York, New York 10016

                           Martin S. Sands
                           90 Park Avenue, 39th Floor, New York, New York 10016

                           Steven B. Sands
                           90 Park Avenue, 39th Floor, New York, New York 10016

ITEM 2(c).                 CITIZENSHIP:

                           Triage Partners LLC       A New York limited
                                                     liability company

                           Martin S. Sands           United States

                           Steven B. Sands           United States

ITEM 2(d).                 TITLE OF CLASS OF SECURITIES:

                           Common Stock

ITEM 2(e).                 CUSIP NUMBER:

                           68158N106

ITEM 3.                    TYPE OF REPORTING PERSON:

                           Triage Partners LLC       OO
                           Martin S. Sands           IN
                           Steven B. Sands           IN

ITEM 4.                    OWNERSHIP:

                           (a)      Amount beneficially owned:

                           See responses to Item 11 of the cover pages

                           (b)      Percent of class:

                           See responses to Item 13 of the cover pages

                           (c)      Number of shares as to which the person has:

                                    (i)      Shared power to vote or to direct
                                             the vote:

                                    See responses to Item 7 of the cover
                                    pages.

                                    (ii)     Sole power to dispose or to
                                             direct the disposition of:

                                    See responses to Item 8 of the cover
                                    pages.

                                    (iii)    Sole power to dispose or to
                                             direct the disposition of:

                                    See responses to Item 9 of the cover
                                    pages.

                                    (iv)     Shared power to dispose or to
                                             direct the disposition of:

                                    See responses to Item 10 of the cover
                                    pages.

ITEM 5.                    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                           Not Applicable.

ITEM 6.                    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                           ANOTHER PERSON:

                           Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                           Not Applicable

ITEM 8.                    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                           GROUP:

                           Not Applicable

ITEM 9.                    NOTICE OF DISSOLUTION OF GROUP:

                           Not Applicable

ITEM 10.                   CERTIFICATION:

                           Not Applicable

                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 12, 2002


TRIAGE PARTNERS LLC


By: /s/ Steven B. Sands
   --------------------
Name: Steven B. Sands
Title: Co-Manager



By: /s/ Martin S. Sands
   --------------------
Name: Martin S. Sands
Title: Co-Manager



/s/ Steven B. Sands
-------------------
Steven B. Sands



/s/ Martin S. Sands
-------------------
Martin S. Sands